Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction	Percentage Owned
International Safety Group, Inc.	Delaware	100% owned by the Company
ISG Construction Services, LLC	New York	100% owned by the Company
Safety Oil Services, LLC	Delaware	100% owned by the Company
Homeland Safety Consultants, Inc.	New York	100% owned by the Company
Homeland Safety Training, Inc.	New York	100% owned by Homeland Safety Consultants, Inc.